UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ ME 02.558.157/0001-62 NIRE 35.3.0015881-4

MATERIAL FACT

PRESENTATION REGARDING THE VALUE CREATION OF THE ACQUISITION OF PART OF OI UPI MOBILE ASSETS

Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), in compliance with article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44/2021, and in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, and April 20, 2022, hereby informs its shareholders and the market in general that, tomorrow, April 28, 2022, at 10:00 a.m. (BRT), will hold a conference call based on the materials herein attached, to present the effects of the acquisition of portion of UPI Mobile Assets from Oi (“Transaction”), which is so important for the telecommunications sector in Brazil and for the entire Brazilian community. The connection information was made available on the Company’s Investor Relations website (www.telefonica.com.br/ir).

The Company will maintain its shareholders and market in general informed in accordance with the regulation in force.

São Paulo, April 27, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

Acquisition of Oi's Mobile Assets

April 28th, 2022
Telefônica Brasil S.A.
Investor Relations

Telefónica | vivo

DISCLAIMER

This presentation may contain forward-looking statements concerning prospects and objectives regarding the capture of synergies, growth of the subscriber base, a breakdown of the various services to be offered and their respective results

Our actual results may differ materially from those contained in such forward-looking statements, due to a variety of factors, including Brazilian political and economic factors, the development of competitive technologies, access to the capital required to achieve those results, and the emergence of strong competition in the markets in which we operate

The exclusive purpose of such statements is to indicate how we intend to expand our business and they should therefore not be regarded as guarantees of future performance

Value creation through acquisition of key assets, reinforcing leadership in mobile customer base, spectrum and overall experience

Acquired assets

Spectrum
43 MHz
in 1,800 MHz, 2,100 MHz and 900 MHz frequencies, with Nationwide coverage

Mobile Customer Base
12.5 mn accesses
37% in postpaid and 63% in prepaid

Sites
2.7k sites[1]
Reinforcing the capacity and capillarity of our network

	R$ Billion
Acquisition Cost (ex net cash) + Earnout	**5.4**
Acquisition Cost	5.3
Closing (90%)[2]	4.9
Retained (10%) to be paid in 120 days	0.5
Cash position[2]	(0.1)
Earnout[3] - 12 months	0.1
Additional Contracts	**0.3**
Transition Service Agreement[4]	0.1
Data Transmission Contract[5] (NPV)	0.2

1 – Total lease liability of R$1.4 billion NPV (unaudited figure). Half of the sites to be offered for sale in order to comply with the antitrust's (CADE) remedy. 2 – Cash position of R$0.1 billion held by SPE Garliava at the date of the closing. 3 – Additional value to be paid, conditioned to the achievement of certain operating metrics. 4 – Network, IT and customer services to be provided by Oi for a period of 12 months. 5 – Contract of Data Transmission with Oi for a period of 10 years.

Telefónica | vivo
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Mobile consolidation reaffirming Vivo as LatAm's largest customer base, enhancing our positioning throughout Brazil

Largest Customer Base in LatAm

From 100 million to

112 million

total accesses of which **97 million**[1] are mobile

Postpaid accesses
55 mn (56%)
42 mn (44%)
Prepaid accesses

Vivo's Mobile Market Position by State

Market leader
2nd place
3rd place
+5 states

Leadership in 17 states, which represent **66% of Brazil's GDP** and 67% of the population[2]

Mobile Market Share

vivo
+5 p.p.
38%
33%
Player 2
2%
27%
Player 3

Postpaid Market Share

vivo
+3 p.p.
40%
34%
Player 2
4%
22%
Others
Player 3

1 – Considering Vivo's mobile access base of 84.6 million as per ANATEL's February 2022 figures and customer base coming from Oi, 12.5 million.
2 – GDP and Population Source: IBGE 2019.

Telefónica | vivo
4

New customers to benefit from Vivo's second-to-none network, offers and customer support

Customers coming from Oi Mobile will benefit from the following assets

350 stores[1]
in the regions of the acquired customer base

4G, 4.5G and 5G Network
connectivity

Unique CX with Vivo App
the main relationship channel
for all Vivo's services

FTTH Convergent offers
with Vivo Total

Vivo's Digital Ecosystem
with Financial, Health, Education
Services and more

Vivo's Customer Service
Postpaid General Satisfaction Score[2]
+0.8 points vs. Oi's in 2021

Telefónica | vivo

1 – Vivo's stores + dealers. 2 – ANATEL's 2021 Satisfaction and Perceived Quality Survey.

5

Acquisition of 43 MHz consolidating Vivo's leadership in quality of service and allowing us to reduce capex intensity

Bandwidth	MHz Acquired
900 MHz	2.0 MHz
1,800 MHz	23.4 MHz
2,100 MHz	17.3 MHz
Total	42.7 MHz

Complementing our recently acquired bands in the **2.3** and **3.5 GHz** frequencies, to be used on 5G deployment

New Spectrum Position

- Spectrum acquired reinforcing our mid-range portfolio, allowing for a **boost in data quality**
- Frequencies are available on a **Nationwide basis,** contributing to free up future capacity constraints in most demanding areas
- New holdings will allow for **more efficient capital deployment** going forward

Telefónica | vivo

6

Initial calculations show potential synergies of R$5.4bn, related to cost and capex savings, net of investments and integration costs

Synergies

Synergies	Description	NPV (R$ billion)
Network	• Reduction of operation and maintenance costs • Site avoidance and shutdown, lower expenses on 4G/5G deployment, core network and backhaul, and IT optimization	≈1.8
Spectrum	• Lower expenses on capacity expansion (i.e. sites avoidance, and core and backhaul expenses)	≈1.7
Commercial	• Integration of sales structures, customer support and advertising	≈1.0
Others	• Goodwill and Purchase Price Allocation of spectrum and customer base, and others	≈0.9
Total		**≈5.4**

In March 2022, **Vivo's portion of Oi's assets generated R$135 million of monthly net revenues**[1] and we expect **EBITDA and OpCF**[2] **margin above 70%**, considering synergies running-rate

1 – Unaudited figure. 2 – Operating Cash Flow (EBITDA – Capex).

Telefónica | vivo
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Looking ahead, we will start working on the assets' integration, thus having more visibility of the potential value capture from this transaction

Next steps and expected timeframe to integrate Oi

2022
2023
Q1
Q2
Q3
Q4
Q1
Anatel's approval
CADE's approval
Closing
Temporary roaming-like[1] migration of customers
Spectrum clearance
Adaptation of sites
Full customer migration

Synergies and Reporting

Drill down of synergies during the next few months, with more **details and updates to be provided with quarterly results**

Telefónica | vivo

1 – Customer access is migrated to Vivo, while network and customer service is still provided by Oi.

8

For further information:

Investor Relations

www.telefonica.com.br/ir

ir.br@telefonica.com

+55 11 3430.3687

Telefónica | vivo

VIVT B3 LISTED

VIV LISTED NYSE

ISEB3

ICO2B3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 27, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director